EXHIBIT 4.31

To:          Paragon Shipping Inc.
15 Karamanli Avenue
GR 166 73
Voula
Athens
Greece

23 December 2011
Dear Sirs,

Re: Loan Agreement dated 30 March 2009

We refer to:

(a)
the Loan Agreement dated 30 March 2009 (the "Original Agreement") made between (1) yourselves as Borrower, (2) the banks and financial institutions listed therein as Lenders and (3) ourselves as Arranger, Agent, Swap Bank and Security Trustee;

(b)
the Supplemental Agreement dated 23 March 2010 (the "Supplemental Agreement" and together with the Original Agreement, the "Loan Agreement") made between (1) yourselves as Borrower, (2) the banks and financial institutions listed therein as Lenders and (3) ourselves as Arranger, Agent, Swap Bank and Security Trustee; and

(c)	the Corporate Guarantee dated 31 March 2009 and executed by Fairplay Maritime Ltd. in favour of ourselves as Security Trustee.

Words and expressions defined in the Loan Agreement shall have the same meanings when used herein, unless otherwise defined or unless the context otherwise requires.

Pursuant to the provisions of Clause 15.1 of the Loan Agreement, you have credited the sum of US$1,000,000 (the "Security Amount") to the Operating Account held with ourselves in the name of Fairplay Maritime Ltd., by way of additional security to cover the shortfall between (i) the Fair Market Value of the Ship and (ii) 110% of the aggregate amount of the Loan and the Swap Exposure. We agree that the Security Amount may be applied against the next repayment of principal and interest due under the Loan Agreement, provided that in so doing the Borrower will not be obliged to provide additional security or prepay part of the Loan under Clause 15.1 immediately thereafter. The provisions of this letter do not affect the liability of the Borrower to make payments of principal and interest on the due dates.

We further agree that the time charterparty of the Ship with Vitol (the "New Charter") for a gross rate of US$12,250 per day (less 6.25% commission) for 13-15 months, with a further year in the charterer's option at a rate of US$13,750 per day plus a 50/50 profit share, is acceptable to ourselves and that the provisions of Clauses 14.18 and 19.1 (j) of the Loan Agreement shall be deemed varied for the duration of the New Charter. For the avoidance of doubt, we confirm that we shall not require a specific assignment of the New Charter pursuant to the provisions of Clause 14.16 of the Loan Agreement, except in the case of a continuing Event of Default.

This Letter is given without prejudice to, and shall not be construed as a waiver of, any of our rights and remedies under the Loan Agreement and the Finance Documents or at law, including (without limitation) such rights and remedies as we may already be entitled to exercise in consequence of any Event(s) of Default, all of which are hereby reserved in full.

This Letter shall be governed by and construed in accordance with English Law.

Yours faithfully,

/s/ Illegible
For and on behalf of

THE GOVERNOR AND COMPANY
OF THE BANK OF IRELAND
as Lender, Arranger, Agent, Swap Bank and Security Trustee

We hereby agree to the terms of the above Letter.

/s/ Maria Stefanou	/s/ Maria Stefanou

/s/ Illegible	/s/ Illegible

For an on behalf of PARAGON SHIPPING INC. as Borrower	For an on behalf of PARAGON SHIPPING INC. as Borrower

/s/ Maria Stefanou

For an on behalf of FAIRPLAY MARITIME LTD. as Corporate Guarantor

/s/ Maria Stefanou

For an on behalf of ALLSEAS MARINE S.A. as Approved Manager

Dated:  23 Dec. 2011

SK 25744 0001 1276837